                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             The Finish Line, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  317923 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)

 Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
                               Page 1 of 5 Pages

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-----------------------                                  ---------------------
 CUSIP NO. 317923 10 0                 13G                 PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David M. Fagin
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            694,857

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          400,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             694,857

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          400,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,094,857

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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 CUSIP NO. 317923 10 0                 13G                 PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------


Item 1.   Issuer.
          ------

     (a)  Name of Issuer:
          --------------

          The Finish Line, Inc. (the "Issuer")

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          3308 North Mitthoeffer Road
          Indianapolis, Indiana  46236

Item 2.   Security and Background.
          -----------------------

     (a)  Name of Person Filing:
          ---------------------

          David M. Fagin

     (b)  Principal Business Address:
          --------------------------

          3308 North Mitthoeffer Road
          Indianapolis, Indiana  46236

     (c)  Citizenship:
          -----------

          United States

     (d)  Title and Class of Securities:
          -----------------------------

          Class A Common Stock, $0.01 par value ("Class A Stock"). The Reporting Person is the record owner of shares of Class B Common Stock, $0.01 par value ("Class B Stock"), which are not registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), but which are immediately convertible into an equal number of shares of Class A Stock. The Issuer's Class A Stock is registered under
          Section 12 of the Act.

     (e)  CUSIP No.:
          ---------

          317923 10 0

Item 3.   Filings under Rules 13d-1(b), or 13d-2(b).
          -----------------------------------------

          Not applicable.

Item 4.   Ownership.
          ---------

     (a)  Amount Beneficially Owned:
          -------------------------

          David M. Fagin directly owns 681,693 shares of Class B Stock (excluding the shares held by a general partnership and the Trusts, as described below). Since Mr. Fagin is a partner of the Fagin Family Partnership (the "Partnership"), he may be deemed to beneficially own 400,000 shares of Class B Stock owned by the Partnership. Additionally, Mr. Fagin may be deemed to be the beneficial owner of 13,164 shares of Class B Stock held in trust by Mr. Fagin as custodian for his minor children (the "Trusts"). In that case, Mr. Fagin would be deemed to beneficially own an aggregate of 1,094,857 shares of Class B Stock.
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 CUSIP NO. 317923 10 0                 13G                 PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------


     (b)  Percent of Class:
          ----------------

          If the shares of Class B Stock beneficially owned by Mr. Fagin were converted into Class A Stock, Mr. Fagin would own approximately 5.7% of the outstanding shares of Class A Stock.

     (c)  Voting and Dispositive Power:
          ----------------------------

          Mr. Fagin has sole voting and dispositive power with respect to 694,857 shares of Class B Stock and shares voting power with respect to the 400,000 shares of Class B Stock directly beneficially owned by the Partnership.

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          As indicated in the response to Item 4 hereof, the Partnership and the Trusts directly own shares of Class B Stock, and as a result, have a right to receive dividends from or the proceeds from the sale of such shares.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company.
          --------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

          Not applicable.

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 CUSIP NO. 317923 10 0                 13G                 PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1998                        /s/  DAVID M. FAGIN
                                                 --------------------------
                                                 David M. Fagin